EXHIBIT 1A - 6B

Memorandum of Understanding

TechSoup Global

And Microsoft Citizenship and Public Affairs

This Memorandum of Understanding (“MOU”) between TechSoup Global (“TechSoup”) and Microsoft Citizenship and Public Affairs (“Microsoft”) establishes guiding principles for the strategic, mission-driven partnership between Microsoft’s Citizenship and Public Affairs team and TechSoup to collaborate to build the technological capacity and access needs of the nonprofit sector globally. This MOU provides context for the Nonprofit Fulfillment Agreement signed between Microsoft and TechSoup dated June 28, 2013.

Basic Principles

TechSoup and Microsoft have engaged in a strategic, mission-driven partnership focused on implementing Microsoft’s philanthropic goals and furthering TechSoup’s mission of ensuring that every social benefit organization on the planet has the technology resources and knowledge they need to operate at their full potential.

TechSoup and Microsoft agree that the focus of all joint programmatic offerings shall be to promote the effective use and adoption of technology in the nonprofit sector worldwide, to foster collaboration within and for the benefit of the social sector, to support the use of technology to solve complex social problems and to help nonprofits access and deploy the technology they need to better meet their missions.

TechSoup and Microsoft agree to establish delivery systems and channels for donations, programs, content and training that can engage multiple stakeholders to leverage local impact and sustainability in all countries to which the partnership extends.

TechSoup and Microsoft shall endeavor to make the benefits of software and other product Microsoft donations available to the broadest set of consumers allowed pursuant to the eligibility criteria.

TechSoup recognizes that with the privilege of administering Microsoft’s global software donation program centrally comes the responsibility to reinvest fees generated responsibly and in partnership with Microsoft, to consider and balance the interests of other sector stakeholders responsibly, to keep donation fees affordable and to practice transparency.

CONFIDENTIAL

Microsoft recognizes the value of having a third party with nonprofit technology expertise and its network of partners adding value to its software donation program. Microsoft and TechSoup have cultivated a visionary partnership and social enterprise model, which makes technology philanthropy scalable and accessible and which has created a critical and sustainable resource for the social sector worldwide.

Microsoft and TechSoup agree to work together in good faith according to the principles of this MOU to deliver a sustainable, reliable and increasingly effective donation platform and sector resource.

History

CompuMentor (former name of TechSoup Global) recognized that nonprofit demand for affordable technology products constituted a social need. Consulting engagements with nonprofits often resulted in technology plans that recommended significant equipment upgrades and purchases to meet client needs, but many clients found themselves unable to afford the recommended purchases. Requests for where and how to obtain recommended equipment on limited budgets poured in. At the same time, CompuMentor recognized many technology companies expressed interest in donating excess inventory to schools and nonprofits, but lacked the priority and infrastructure to target, verify, and interface with each organization requesting a donation.

In 1995, CompuMentor pioneered a donation relationship with Microsoft wherein CompuMentor proposed and was granted permission to redistribute some of Microsoft’s products as donations to CompuMentor clients, with the stipulation that the final recipient must be a verified 501(c)(3) nonprofit organization meeting certain other organizational requirements. This developed into an offline donated software program and became a standard part of all CompuMentor consulting engagements involving software needs.

In the summer of 2000, CompuMentor launched TechSoup, a technology information web site just for nonprofits. TechSoup quickly won a targeted nonprofit audience generating approximately 17,000 unique visitors each week within the first year. Into this context, CompuMentor launched its web-based product donation service in January of 2002.

CONFIDENTIAL

TechSoup’s Social Enterprise Model

Microsoft and TechSoup jointly conceived, tested, invested in and developed a unique social enterprise model that has created a sustainable program and a high impact resource for the social sector. The TechSoup model incorporates the belief that there is significant value in requiring some small equity stake by the nonprofit recipient of a product or service and thus charges nonprofits a nominal administrative fee to cover handling costs for the donated software distributed and value-added services. These fees are used to support the program operations as well as value-added services that help ensure that technology solutions are complemented by practical, locally relevant educational content and that help build and engage a vibrant, active community to share knowledge and resources on technology for social benefit worldwide.

Program and Partnership Priorities

This section identifies the core areas for program development and partnership engagement:

A. Software Donations

TechSoup and Microsoft will partner to provide software donations only to eligible nonprofit organizations, with eligibility criteria to be established from time to time. TechSoup may collect administrative fees (“Admin Fees”) from eligible nonprofits receiving software donations and ensure that Admin Fees are reinvested for sector capacity building. TechSoup shall allow Microsoft the ability to influence the deployment of Admin Fees to help Microsoft achieve its philanthropic objectives while maintaining vendor neutrality and a focus on sector needs.

B. Capacity Building for the Sector

TechSoup and Microsoft agree to invest, through the reinvestment of Admin Fees, which are generated by the nonprofit community, in community engagement activities that stimulate transformative use of technology to increase the impact of the nonprofits served.

C. Solutions

TechSoup will endeavor to foster collaboration within the social sector in cooperation with Microsoft, supporting the use of technology to solve complex social problems. Through collaborative engagements such as generators and challenges, global surveys, pilot tests and documentation of best practices, civil society actors and technologists can identify and create solutions that leverage technology for social good, showcase the use of key Microsoft technologies, and connect to the global technology for social good ecosystem.

CONFIDENTIAL

D. Research & Development

TechSoup and Microsoft will strive to inspire innovation in the sector by demonstrating sector leadership and forward thinking in the investigation and promotion of new ideas, trends, needs, and opportunities in technology solutions for nonprofits. Together, Tech Soup and Microsoft shall conduct activities that aim to investigate new developments that promote cutting edge uses of technology for social good. TechSoup and Microsoft will collaborate in forward-looking research and development investments to identify emerging themes and trends in nonprofit technology capacity building, as well as to test new ideas and collaboration models.

General Terms

Microsoft and TechSoup enter into this MOU to set forth the intentions and understandings with regard to these shared goals. Both Microsoft and TechSoup specifically acknowledge, however, that this MOU is neither an obligation nor a commitment of funds, nor does it constitute a legally binding commitment by either party. Microsoft and TechSoup have and may enter into definitive agreements (such as the Nonprofit Fulfillment Agreement) as agreed is appropriate, governing the donation or other programs developed as part of this partnership.

BY	/s/ Akhtar Badshah	BY	/s/ Rebecca Masisak
	Akhtar Badshah		Rebecca Masisak
	Senior Director		CEO

DATE		DATE
July 10, 2013 | 08:03 PT		July 29, 2013 | 08:56 PT
MICROSOFT		TECHSOUP GLOBAL

CONFIDENTIAL